Jessica Michael Davis

Escaping Ohio film
Founder, Actor
2021

For the Gram film
Producer, Director, Actor, Editor, Colorist
Production: November 2020, Post-Production December 2020-March 2021

Escaping Ohio short
Producer, Director, Co-Writer, Actor, Editor
Development May 2020-August 2020, Pre-production: August 2020-September 2020
Production: October 2020, Post-Production November 2020-April 2021

Legacy film
Production Assistant, Actor
Production: July 2019

Jane film
Producer, Director, Writer, Actor, Editor
Pre-production: March 2019, Production: April 2019, Post-production: May 2019-June 2019

Snakeheadz film
Assistant Director
Production: Match 2019

bLESsed film
Co-Director
Production: January 2019

Communal film
Producer, Actor
Production: June 2018